EXHIBIT 99.1

TRX Gold Reports Second Quarter 2025 Results

Stage Set for Next Phase of Growth

TORONTO, April 15, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) reported its results for the second quarter of 2025 (“Q2 2025”) for the three and six months ended February 28, 2025. Financial results are available on the Company’s website at www.TRXgold.com.

Stephen Mullowney, TRX CEO commented: “The past couple of years have set the foundation for continued growth at Buckreef Gold. We have significantly de-risked Buckreef Gold’s operations, building production capacity on-time and on-budget. Our technical team continues to deepen their knowledge of Buckreef Gold’s ore metallurgy and how best to mine the deposit on a cost-effective basis. All of these points come through in our most recent quarter. Our strip campaign over the first half of this year is well advanced, and we are already starting to see improved mining grades. We are now in a much stronger position to pursue drilling and exploration with our recent promising results at Stamford Bridge, and are firmly focused on the bigger prize, developing a longer-term business plan which can generate much higher production, revenues and profits. This business planning is in its final stages, and we are excited to release a new study in the coming weeks. Consider our work to date as a de-risking exercise that sets the stage for the next phase of growth for the benefit of all stakeholders. This is exciting, stay tuned!”

Key highlights for Q2 and Year to Date 2025 include:

  Leverage to record gold prices: In Q2 2025, the Company recorded higher revenue, operating cashflow and lower mining and processing cost per tonne compared to the prior year comparative period. The Company generated revenue of $9.1 million (Q2 2024: $8.0 million), operating cash flow of $2.0 million (Q2 2024: $1.0 million) and Adjusted EBITDA1 of $0.9 million (Q2 2024: $2.5 million). Year to date F2025, the Company recorded revenue of $21.6 million (H1 2024: $17.4 million) and Adjusted EBITDA1 of $5.4 million (H1 2024: $5.2 million), also higher than the prior year comparative period. These strong results are mainly driven by a record average realized gold price1 of $2,739 per ounce in the quarter and significantly lower mining and processing costs per tonne.
  Lower operating costs per tonne: In Q2 2025, mining cost per tonne of $3.90 (Q2 2024: $4.10 per tonne) and processing cost per tonne of $15.90 (Q2 2024: $24.97 per tonne) were significantly lower than the prior year comparative period mainly due to greater economies of scale following commissioning of the expanded 2,000 tonne per day processing plant combined with cost effective support for site development projects and plant feed operations from the Company’s newly commissioned owner operated equipment.
  Gold production expected to increase in H2 2025: In Q2 2025, the Company poured 3,004 ounces of gold (Q2 2024: 4,067 ounces) and sold 3,401 ounces of gold (Q2 2024: 3,951 ounces). During Q2 2025, the scheduled mine plan accessed lower grade ore blocks, in line with a scheduled waste stripping campaign, which was undertaken to access higher grade ore blocks in the second half of the year. Following substantial completion of the scheduled waste stripping campaign during the first half of F2025, it is expected that the mine sequence will begin to access higher grade ore blocks starting in Q3 2025. Subsequent to February 28, 2025, average daily production has increased to approximately 50+ ounces per day in March and April 2025, an increase from approximately 30 ounces per day Q2 2025, and daily production is expected to continue to increase over the remainder of Q3 and Q4 2025.
  Larger scale Buckreef Gold operation with improved economics: TRX is currently developing a larger-scale Buckreef Gold operation with improved economics, supported by ongoing work with geological and mine engineering consultants. Key areas under review include mill expansions to increase annual throughput capacity, flowsheet optimizations to improve mill efficiency, metallurgical engineering to improve ore recovery, open pit mine design to enhance production scheduling, underground mine design to efficiently access deeper ore blocks, and exploration drilling to include high-grade gold zones such as Stamford Bridge in the mine plan. The Company anticipates it will provide a new study on the larger Buckreef Project in H2 2025. Stay tuned!
  Continued exploration success: In F2025 to date, the Company announced its two best drill results ever, which led to the discovery of a promising new gold mineralization shear zone named the Stamford Bridge Zone, which is highly prospective and may become a bridge between the Buckreef Main Zone, Eastern Porphyry and Anfield Zones. At the Stamford Bridge Zone, during Q1 2025 the Company announced 37 meters (“m”) @ 6.86 g/t Au (253.82 on a gram x tonne x meter basis (“gtm”)) from 130 m (hole BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m. During Q2 2025, the Company announced three additional drill hole results providing further evidence of gold mineralization along the Stamford Bridge Zone, which has quickly become the Company’s exploration priority. The Company is preparing a geophysical survey campaign along this trend line, followed by a strategic drill campaign on this newly defined, high priority target.
  Liquidity: To date, we have been financing the build out of our facilities with working capital and support from key suppliers and partners. As we move into the second half of 2025, we expect to bring our working capital to more normalized levels from cash flow. During Q2 2025 the Company entered into its first ever credit agreement with Stanbic Bank Tanzania Limited (“Stanbic”) and a Gold Prepayment Facility with Auramet International, Inc. (“Auramet”). The credit agreement with Stanbic consists of a $5 million revolving credit facility and a $4 million vehicle and asset financing facility that may be used at the Company’s discretion. The Gold Prepayment Facility with Auramet enables the Company, at its discretion, to sell to Auramet up to a maximum, aggregate amount of 1,000 ounces of gold, up to a maximum of 21 calendar days prior to delivery. Additionally, the Company renewed its At The Market Offering Agreement (“ATM”) with H.C. Wainwright & Co., LLC as Lead Agent and Roth Capital Partners, LLC as Co-Agent. Under the renewed ATM agreement, the Company, at its discretion, may offer and sell, from time to time, through the Lead Agent, common shares without par value having an aggregate offering price of up to US$25 million (the “ATM Offering”). The combination of the credit agreement, prepayment facility and ATM Offering provides the Company with access to supplementary capital, strengthens liquidity, and provides additional financial flexibility.
  Board strengthened with new member: The Company welcomed John McVey as the newest member of the Company’s Board of Directors. Mr. McVey is an experienced director with an extensive background in underground mine development, mine engineering and construction, and will be a valuable resource in advising the Company on the next phase of expansion and growth of Buckreef Gold.

TRX Gold’s CFO, Michael P. Leonard comments: “In Q2 2025, we continued to deliver higher revenue and strong cash flow at Buckreef Gold, supported by our expanded 2,000 tonne per day plant and record realized gold prices. While quarterly gold production was impacted by scheduled ore sequencing and stripping, we expect stronger performance in the second half of the year as we begin to access higher-grade ore. We are especially encouraged by our ongoing operational improvements, exploration success at Stamford Bridge, and the potential for a larger-scale Buckreef Gold operation that would significantly enhance project economics. As Stephen mentioned above, the stage has been set!”

Figure 1: Buckreef Gold expanded crushing circuit

Figure 2: Buckreef Gold Open Pit Main Zone (Southern Portion of Pit Stripped with Higher Grade Ore)

Figure 3: New 350 Excavator and Haul Truck

Figure 4. Buckreef Gold’s Open Pit Mining Operations

Q2 2025 Results Conference Call and Webcast Details

When: Wednesday, April 23 at 9:00 AM EST
Webcast link: https://www.c-meeting.com/web3/joinTo/MP9MKT3Z8WQC2Z/35mUcC-RBRd602oA-Xk8rw
Conference call numbers:
Canada/USA TF: 1-833-752-3900
International Toll: +1-647-849-3080
A replay will be made available for 30 days following the call on the Company’s website.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20202, the project currently hosts a Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20202 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

Qualified Person

Mr. William van Breugel, P.Eng, BASc (Hons), Technical Advisor to TRX Gold Corporation, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investors:
Investor Relations
TRX Gold Corporation
IR@TRXgold.com
+1-437-224-5241
www.TRXgold.com

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and six months ended February 28, 2025 filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2024. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and six months ended February 28, 2025.

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	February 28, 2025	February 29, 2024	February 28, 2025	February 29, 2024
Net (loss) income and comprehensive (loss) income per financial statements	(1,941)	1,921	196	1,882
Add:
Depreciation	580	428	1,486	912
Interest, net and other expense	1,320	445	1,641	918
Non-recurring severance and legal expenses	406	-	430	-
Income tax expense	142	881	1,835	2,072
Change in fair value of derivative financial instruments	(839)	(1,600)	(1,658)	(1,799)
Share-based payment expense	1,273	403	1,429	1,213
Adjusted EBITDA	941	2,478	5,359	5,198

Average realized price per ounce gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	February 28, 2025	February 29, 2024	February 28, 2025	February 29, 2024
Revenue per financial statements	$9,107	$7,984	$21,635	$17,388
Revenue recognized from OCIM prepaid gold purchase agreement	(1,403)	(494)	(2,319)	(1,416)
Revenue from gold sales	7,704	7,490	19,316	15,972
Ounces of gold sold	3,401	3,951	8,241	8,846
Ounces of gold sold from OCIM prepaid gold purchase agreement	(588)	(254)	(1,023)	(780)
Ounces from gold sales	2,813	3,697	7,218	8,066
Average realized price (gross)	$2,678	$2,021	$2,625	$1,966
Average realized price net OCIM prepaid gold purchase agreement	$2,739	$2,026	$2,676	$1,980

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The 2020 Technical Report follows the CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Definition Standards”) and the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (“CIM Guidelines”).

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 Refer to “Non-IFRS Performance Measures” section.
2 See Forward-Looking and Cautionary Statements

Photos accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/dbf6ab5a-f68f-4119-805d-a68048bf1fcc

https://www.globenewswire.com/NewsRoom/AttachmentNg/aba7ce2a-85de-491a-9551-3d4c6fa49f9c

https://www.globenewswire.com/NewsRoom/AttachmentNg/88a4e554-6c34-4e4c-9c69-1214a7398d41

https://www.globenewswire.com/NewsRoom/AttachmentNg/ea21d8ab-7c28-4576-9733-8beb9ef18376